Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation
Commission File No.: 1-8607

AT&T/BellSouth Merger Benefits

Positive impact of technology and competition on consumers — i.e. broadband and IPTV advances, competitive prices

•                  Consumers seeking a real alternative to the dominant cable companies should see faster and more economical deployment of next-generation IP television networks and similar services. This is a result of AT&T’s groundbreaking entry into IPTV coupled with BellSouth’s extensive deployment of fiber networks for DSL and other broadband services.

•                  The merger will allow for integration of the company’s wireless, wireline, and IP products over one global IP network. This is critical as the industry moves forward with the convergence of the “three screens” that many customers rely on today — televisions, computers and wireless devices. AT&T is a leader in this area.

•                  The merger will result in a more responsive and efficient company better able to provide new and innovative  services and products and offer to BellSouth customers the innovations developed by AT&T. Likewise, investments and research in new technologies will help expand the reach of broadband access in remote and rural locations.

•                  The merger will drive the next evolution in wireless technology and heighten wireless competition. It will allow integration of Cingular’s IP network and offerings with its parents’ IP wireline and IP broadband networks. With a streamlined ownership and management structure, Cingular will be more effective, responsive and efficient.

Benefits of merger to telecommunications infrastructure — i.e. network safety and security

•                  The merger will give business and government customers, including the military and national security agencies, a reliable U.S.-based provider of integrated, secure, high-quality and competitively priced services to meet needs anywhere in the world.

•                  The merger will enhance the ability of the combined company to prepare for and respond to natural disasters, acts of terrorism and other emergencies.

•                  The merger also will permit joint planning in advance of catastrophes, enabling faster deployment of personnel and equipment after disasters occur and more rapid restoration of critical communications capabilities.

Impact on Jobs

•                  This combination is good for employees, customers, and shareowners and builds on the tradition of community service by both companies.

•                  AT&T anticipates that approximately 10,000 jobs throughout their service territory will be identified as redundant as a result of the merger. Those jobs will be phased out over about three years and will be spread across  a base of over 300,000 employees at the new combined company, which includes AT&T, BellSouth, and Cingular employees.

•                  The companies have taken steps to minimize the impact on employees. For example, each of AT&T and BellSouth have put in place a freeze on hiring. That step, coupled with normal attrition (AT&T loses over 1,200 employees a month through normal attrition) will help minimize the number of layoffs that will occur as a result of the merger.

•                  After the merger closing, the current BellSouth will continue as a regional operation of AT&T, headquartered in Atlanta. The State headquarters will remain in each of BellSouth’s nine states. Cingular’s headquarters will also remain in Atlanta.

Benefits of merger to communities

•                  The combination of AT&T and BellSouth will enhance their well-known traditions of customer service and community involvement and investment.

•                  BellSouth will remain a committed and prominent corporate citizen in the areas where we operate.

•                  AT&T has agreed to continue BellSouth’s historic levels of charitable contributions and community activities. That includes the continued funding of charitable activities, economic development and education initiatives throughout BellSouth’s nine-state service territory.

Not the Return of “Ma Bell”

•                  The merger of AT&T and BellSouth will not and cannot recreate the Ma Bell of old. To the contrary, the merger will create a company better able to compete across a range of converging and competitive services including video entertainment, broadband, wireless and voice services.

•                  Ma Bell was the legally franchised, monopoly provider of largely circuit switched telephone service during most of the last century. Competition in those markets was a violation of the law.

•                  The era of Ma Bell was devoid of any substantial cable industry, wireless, VoIP, the Internet, or satellite television. Telecommunications was a wired phone and video was an antenna on the roof. Today, communications is a competitive free-for-all in which AT&T faces many other companies using diverse technologies to compete for customers.

•                  The Internet, cellular service, VoIP, cable telephony, WiFi and many other technologies that today give consumers numerous choices for communications services, did not exist then.

•                  Since AT&T and BellSouth are not actual competitors in the local, long distance or video markets and because BellSouth is not a significant competitor with AT&T in the enterprise market, the merger will not reduce competition in any of those markets.

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”), which was declared effective on June 2, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.